SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549

                         FORM 12b-25

                Commission File Number 0-9201

               NOTIFICATION OF LATE FILING of
                          Form 10-K
                 For Period Ending 12/31/98

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates: n/a

                           PART I
                   REGISTRANT INFORMATION

Full name of registrant: Bio-Response, Inc.

Address of principal executive office:  1612 North Osceola
Avenue, Clearwater, FL 33755

                           PART II
                   Rule 12-b25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X    (a) the reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense; (b) the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar date following the prescribed due date; and (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                          PART III
                          NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Over the 5 days leading up to March 31, 1999, the Corporation experienced severe technological problems with its systems which are maintained by independent third parties. The Corporation has no control over such technical problems that prevented data and facsimile transmissions between the Corporation and its professionals.

                           PART IV
                      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Sally A. Fonner, 727-443-3434.

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify reports. YES.

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO.


BIO-RESPONSE, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     3/31/99
By:  /s/ Sally A. Fonner
     Sally A. Fonner, President, Chairman


                          ATTENTION
Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 USC 1001).